UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

with copies to:

Douglas S. Manya

Booz Allen Hamilton Inc.

8283 Greensboro Drive

McLean, Virginia 22102

(703) 902-5000

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 099502106	13 D

1	Name of reporting person. Explorer Coinvest LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 42,660,000 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 42,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 42,660,000 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.97% (1)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	All share percentage calculations in this Amendment to Schedule 13D are based on 147,236,512 outstanding shares of Class A common stock.

1	Name of reporting person. Explorer Manager, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 42,660,000 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 42,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 42,660,000 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.97%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

1	Name of reporting person. Ralph W. Shrader
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 57,096 (1) shares
	8	Shared voting power 1,679,076 (1) shares
	9	Sole dispositive power 57,096 (1) shares
	10	Shared dispositive power 1,679,076 (1) shares
11	Aggregate amount beneficially owned by each reporting person 1,736,172 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 1.18% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Lloyd Howell, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 492,710 (1) shares
	8	Shared voting power 36,990 (1) shares
	9	Sole dispositive power 492,710 (1) shares
	10	Shared dispositive power 36,990 (1) shares
11	Aggregate amount beneficially owned by each reporting person 529,700 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.36% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Joseph Logue
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 734,531 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 734,531 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 734,531 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.50% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. John D. Mayer
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 464,184 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 464,184 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 464,184 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.31% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Horacio D. Rozanski
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 816,903 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 816,903 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 816,903 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.55% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Karen M. Dahut
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 411,244 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 411,244 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 411,244 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.28% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Elizabeth M. Thompson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 96,981 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 96,981 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 96,981 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.07% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Nancy Laben
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 26,158 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 26,158 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 26,158 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.02% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Kevin L. Cook
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 64,588 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 64,588 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 64,588 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.04% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Joseph W. Mahaffee
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 416,021 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 416,021 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 416,021 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11) 0.28% (1)
14	Type of reporting person (see instructions) IN

Amendment No. 16 to Schedule 13D

This Amendment No. 16 amends and supplements the Schedule 13D initially filed on December 16, 2010, as amended and supplemented to date, to reflect that, effective February 6, 2015, each of the following individuals are no longer members of the Section 13(d) group and are no longer Reporting Persons with respect to the Company’s Common Stock: Ralph W. Shrader, Lloyd Howell, Jr., Joseph Logue, John D. Mayer, Horacio D. Rozanski, Karen M. Dahut, Elizabeth M. Thompson, Nancy Laben, Kevin L. Cook and Joseph W. Mahaffee.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 147,908,527 outstanding shares of Class A common stock.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Explorer Coinvest LLC and Explorer Manager, L.L.C. may be deemed to beneficially own an aggregate of 42,660,000 shares of Class A common stock. Explorer Manager, L.L.C. is the non-member manager of Explorer Coinvest LLC. Explorer Manager, L.L.C. is managed by a seven member investment committee, which has dispositive power over the shares beneficially owned by it, and a three member management committee, which has the power to vote the shares beneficially owned by it. Each member of the investment committee and management committee of Explorer Manager, L.L.C. disclaims beneficial ownership of the shares beneficially owned by Explorer Manager, L.L.C.

Dr. Shrader may be deemed to beneficially own an aggregate of 1,736,172 shares of Class A common stock, including (i) 57,096 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 1,679,076 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust. Dr. Shrader shares investment power and voting power over the 1,679,076 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader.

Mr. Howell may be deemed to beneficially own an aggregate of 529,700 shares of Class A common stock, including (i) 202,078 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 107,498 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, (iv) 214,617 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days, and (v) 5,507 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.

Mr. Logue may be deemed to beneficially own an aggregate of 734,531 shares of Class A common stock, including (i) 291,684 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 149,757 shares of Class A common stock held directly, (iii) 286,081 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days, and (iv) 7,009 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days.

Mr. Mayer may be deemed to beneficially own an aggregate of 464,184 shares of Class A common stock, including (i) 22,866 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 205,811 shares of Class A common stock held directly, (iii) 230,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days, and (iv) 5,507 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days.

Mr. Rozanski may be deemed to beneficially own an aggregate of 816,903 shares of Class A common stock, including (i) 291,684 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 287,693 shares of Class A common stock held directly, (iii) 230,517 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days, and (iv) 7,009 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days.

Ms. Dahut may be deemed to beneficially own an aggregate of 411,244 shares of Class A common stock, including (i) 188,275 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 92,940 shares of Class A common stock held directly, (iii) 124,522 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days, and (iv) 5,507 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days.

Ms. Thompson may be deemed to beneficially own an aggregate of 96,981 shares of Class A common stock, including (i) 7,700 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 6,611 shares of Class A common stock held directly, (iii) 80,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days, and (iv) 2,670 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days.

Ms. Laben may be deemed to beneficially own an aggregate of 26,158 shares of Class A common stock, including (i) 24,812 shares of Class Common Stock issuable upon the exercise of options that may be exercised within 60 days, and (ii) 1,346 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days.

Mr. Cook may be deemed to beneficially own an aggregate of 64,588 shares of Class A common stock, including (i) 1,541 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,943 shares of Class A common stock held directly, (iii) 42,994 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days, and (iv) 1,112 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days.

Mr. Mahaffee may be deemed to beneficially own an aggregate of 416,021 shares of Class A common stock, including (i) 22,866 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 70,248 shares of Class A common stock held directly, (iii) 91,795 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, (iv) 230,000 shares of Class A common stock issuable upon the exercise of options, and (v) 1,112 shares of Class A common stock issuable upon settlement of restricted stock units that settle within 60 days. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.

(c) Item 5(c) is amended by inserting the following information at the end thereof:

On April 1, 2015, Mr. Rozanski was granted options to purchase 89,380 shares of Class A common stock, which vest and become exercisable, subject to his continued employment, ratably on March 31, 2016, 2017, 2018, 2019 and 2020.

On April 1, 2015, Mr. Cook was granted options to purchase 25,324 shares of Class A common stock, which vest and become exercisable, subject to his continued employment, ratably on March 31, 2016, 2017, 2018, 2019 and 2020.

(d) Not applicable.

(e) Item 5(e) is amended by inserting the following information at the end thereof:

On February 6, 2015, Dr. Shrader, Messrs. Howell, Logue, Mahaffee, Mayer and Rozanski and Mses. Dahut, Thompson and Laden ceased to be members of a group owning more than 5% of the securities of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraph to follow the last paragraph of the section thereof entitled “Stockholders Agreement”:

Pursuant to Section 1(a) of the Stockholders Agreement, each Executive Stockholder and Carlyle Stockholder (each, as defined in the Stockholders Agreement) is required to vote all of the shares of the Company’s equity securities over which such Executive Stockholder or such Carlyle Stockholder has voting control and shall take all other necessary or desirable actions within such Executive Stockholder’s or such Carlyle Stockholder’s control so that (i) the authorized number of directors (the “Directors”) on the Company’s board of directors shall be at least six and no greater than twelve and (ii) the Directors shall be persons nominated or designated in accordance with Section 1 of the Stockholders Agreement. Upon the consummation of the Offering on February 6, 2015, more than sixty percent (60%) of the Company’s equity securities had been sold to the public (the “Termination Event”) and, therefore, Section 1(a) of the Stockholders Agreement terminated pursuant to its terms at such time. As a result thereof, effective February 6, 2015, each of the following Reporting Persons shall have terminated their obligations under Section 1(a) of the Stockholders Agreement and, therefore, shall no longer be members of the Section 13(d) group and shall no longer be Reporting Persons with respect to the Company’s Common Stock upon filing of this Amendment No. 16: Ralph W. Shrader, Lloyd Howell, Jr., Joseph Logue, John D. Mayer, Horacio D. Rozanski, Karen M. Dahut, Elizabeth M. Thompson, Nancy Laben, Kevin L. Cook and Joseph W. Mahaffee.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit No.	Description

99.1.16	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC

By:	Explorer Manager, L.L.C, its manager

By:	/s/ DAVID B. PEARSON
Name:	David B. Pearson
Title:	Member

EXPLORER MANAGER, L.L.C.

By:	/s/ DAVID B. PEARSON
Name:	David B. Pearson
Title:	Member

*
Ralph W. Shrader

*
Lloyd Howell, Jr.

*
Joseph Logue

*
John D. Mayer

*
Horacio D. Rozanski

*
Karen M. Dahut

*
Elizabeth M. Thompson

*
Nancy Laben

*
Kevin L. Cook

*
Joseph W. Mahaffee

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Douglas Manya
Douglas Manya
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

99.1.16	Joint Filing Agreement